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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                FINAL AMENDMENT

                                       TO
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(D)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                EKCO GROUP, INC.
                           (Name of Subject Company)

                             EG TWO ACQUISITION CO.
                             CCPC ACQUISITION CORP.

                                      AND

                                  BORDEN, INC.
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                                      AND
      SERIES B ESOP CONVERITBLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   282636109
                         (CUSIP Number of Common Stock)

                          WILLIAM F. STOLL, JR., ESQ.
                                  BORDEN, INC.
                             180 EAST BROAD STREET
                              COLUMBUS, OHIO 43215
                           TELEPHONE: (614) 225-4313

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                            ------------------------

                                   COPIES TO:
                             DAVID J. SORKIN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

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
CUSIP No. 282636109

1.         NAMES OF REPORTING PERSONS: EG TWO ACQUISITION CO.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                  (a) / /
                                                                                           (b) / /

3.         SEC USE ONLY

4.         SOURCES OF FUNDS:
           AF

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                        / /
           IF REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:
           Delaware

7.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           Directly: 17,984,421 shares of Common Stock
                   856,627 shares of ESOP Preferred Stock(1)

8.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                               / /
           CERTAIN SHARES

9.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Directly: 92.6% of Common Stock
                   91.9% of ESOP Preferred Stock

10.        TYPE OF REPORTING PERSON
           CO

(1) Upon the transfer of the 856,627 shares of ESOP Preferred Stock to the Purchaser, such shares will be automatically converted into 856,627 shares of Common Stock. Following such conversion, the Purchaser will own 18,841,049 shares of Common Stock which will constitute 92.9% of the outstanding shares of Common Stock.

CUSIP No. 282636109

1.         NAMES OF REPORTING PERSONS: CCPC ACQUISITION CORP.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 51-0379722

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                  (a) / /
                                                                                           (b) / /

3.         SEC USE ONLY

4.         SOURCES OF FUNDS
           AF

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                        / /
           IF REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

7.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           Indirectly through a wholly-owned subsidiary: 17,984,421 of Common Stock
                                                   856,627 shares of ESOP Preferred
           Stock(1)

8.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                               / /
           CERTAIN SHARES

9.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Indirectly through a wholly-owned subsidiary: 92.6%of Common Stock
                                                   91.9% of ESOP Preferred Stock

10.        TYPE OF REPORTING PERSON
           CO

(1) Upon the transfer of the 856,627 shares of ESOP Preferred Stock to the Purchaser, such shares will be automatically converted into 856,627 shares of Common Stock. Following such conversion, the Purchaser will own 18,841,049 shares of Common Stock which will constitute 92.9% of the outstanding shares of Common Stock.

CUSIP No. 282636109

1.         NAMES OF REPORTING PERSONS: BORDEN, INC. S.S. OR I.R.S. IDENTIFICATION NOS.
           OF ABOVE PERSONS: 13-0511250

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                  (a) / /
                                                                                           (b) / /

3.         SEC USE ONLY

4.         SOURCES OF FUNDS
           AF

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                        / /
           IF REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           New Jersey

7.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           Indirectly through an affiliate: 17,984,421 of Common Stock
                                     856,627 shares of ESOP Preferred Stock(1)

8.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                               / /
           CERTAIN SHARES

9.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Indirectly through an affiliate: 92.6% of Common Stock
                                     91.9% of ESOP Preferred Stock

10.        TYPE OF REPORTING PERSON
           CO

(1) Upon the transfer of the 856,627 shares of ESOP Preferred Stock to the Purchaser, such shares will be automatically converted into 856,627 shares of Common Stock. Following such conversion, the Purchaser will own 18,841,049 shares of Common Stock which will constitute 92.9% of the outstanding shares of Common Stock.

    This is the final amendment (the "Final Amendment") that amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on August 11, 1999 (as amended, the "Schedule 14D-1") relating to the offer by EG Two Acquisition Co., a Delaware corporation (the "Purchaser"), and a subsidiary of CCPC Acquisition Corp., a Delaware corporation (the "Parent"), and an affiliate of Borden, Inc., a New Jersey corporation ("Borden"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock") including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated March 27, 1987, as amended on June 9, 1988, January 10, 1989, March 23, 1992 and December 22, 1992 and as amended and restated as of March 21, 1997 and as amended on August 4, 1999 (as so amended, the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as rights agent (the "Rights Agent'), and all of the outstanding shares of Series B ESOP Convertible Preferred Stock, par value $0.01 per share (the "ESOP Preferred Stock"), and together with the Common Stock, the "Shares"), of EKCO Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share (including, if applicable, the associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 11, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase.

ITEM 3  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    Item 3(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

    On September 14, 1999 the Company issued and sold to the Purchaser 1,000,000 shares of Series C Preferred Stock, par value $0.01 per share.

ITEM 4  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 4(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

    The Parent has provided the Purchaser with $133.7 million to purchase the Shares. The Parent obtained such funds from an affiliate, BW Holdings, LLC. Parent received $100 million of such funds as a capital contribution and borrowed $33.7 million of such funds from BW Holdings, LLC pursuant to a demand note with an interest rate equal to the prime rate.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    The information provided in this Final Amendment under Items 3(b) and 6 is incorporated by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Item 6(a) of the Schedule 14D-1 is hereby amended and supplemented as follows:

    Pursuant to the Offer, which expired at 12:00 Midnight, New York City Time on September 8, 1999, the Purchaser ultimately acquired 17,984,421 shares of Common Stock and 856,627 shares of ESOP Preferred Stock. The aggregate of 18,841,049 Shares represents approximately 92.6% of the Shares, based on 20,348,518 Shares outstanding.

    Pursuant to the Merger Agreement, effective September 13, 1999, the Board of Directors was reconstituted and is now comprised of Malcolm L. Sherman, C. Robert Kidder, Nancy A. Reardon, William H. Carter, William F. Stoll, Kevin M. Kelley and Peter F. Campanella.

    Pursuant to the Merger Agreement, the Purchaser intends to merge itself into the Company in accordance with the DGCL as promptly as practicable. As a result of the Merger, the Company will

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become a subsidiary of the Parent and each outstanding Share (other than Shares owned by the Company (as treasury stock or otherwise) or owned by the Parent or the Purchaser or by any other direct or indirect wholly-owned subsidiary of the Parent or the Purchaser and Shares owned by stockholders who have properly exercised appraisal rights under the DGCL) shall be cancelled, extinguished and converted into the right to receive $7.00 per Share in cash, without interest and less any required withholding taxes.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information provided in this Final Amendment under item 3(b) is incorporated by reference.

ITEM 10.  ADDITIONAL INFORMATION.

    Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

    The information provided in this Final Amendment under Items 3(b), 4, 5, 6 and 7 is hereby incorporated herein by reference.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                BORDEN, INC.

                                By:  /s/ WILLIAM H. CARTER
                                     -----------------------------------------
                                     Name: William H. Carter
                                     Title: Executive Vice President and Chief
                                     Financial Officer

                                CCPC ACQUISITION CORP.

                                By:  /s/ PHYLLIS R. YEATMAN
                                     -----------------------------------------
                                     Name: Phyllis R. Yeatman
                                     Title: President, Treasurer and Secretary

                                EG TWO ACQUISITION CO.

                                By:  /s/ PHYLLIS R. YEATMAN
                                     -----------------------------------------
                                     Name: Phyllis R. Yeatman
                                     Title: Vice President and Assistant
                                     Treasurer

Date: September 14, 1999